Exhibit 99.1

Ballard Reports Q2 2024 Results

Quarter highlights include new product launch, progress on next-gen plate manufacturing, and data center market development

VANCOUVER, BC, Aug. 12, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the second quarter ended June 30, 2024. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"During Q2, we made measured progress on key 2024 deliverables relating to products, advanced manufacturing, and markets, all in support of our long-term strategy," stated Randy MacEwen, Ballard's President & CEO. "On products, we launched our 9th generation PEM fuel cell engine, re-setting the industry standard for PEM fuel cell engine performance for heavy-duty mobility. Our innovative FCmove®-XD delivers significant improvements in reliability, durability, efficiency, power density, scalability, serviceability, and total cost of ownership. On advanced manufacturing, we are tracking to plan against Project Forge, which is our program to scale bipolar plate production by 10x and reduce costs of next-generation bipolar plates by 70%. And on markets, we announced a strategic technology partnership with Vertiv to demonstrate the technical feasibility and customer benefits of hydrogen-powered fuel cell backup power solutions for the fast-growing data center market."

"Q2 revenue of $16.0 million was 4% and 11% higher than Q2 2023 and Q1 2024 revenue, respectively, driven primarily by higher fuel cell product sales revenue, which was up 48% year-over-year and made up 84% of the total revenue versus 59% in Q2 2023. We continue to expect 2024 revenue to be heavily second-half weighted, with corresponding gross margin improvements in H2," added Mr. MacEwen. "We continue to carefully track market adoption indicators and scrutinize all spending and investments, with cash operating costs1 remaining flat compared to Q2 2023, our balance sheet remaining strong at $678 million of cash at the end of the quarter, and lowering guidance on 2024 Capital Expenditure2 to $25 - $40 million."

"While we remain confident in the long-term value proposition of hydrogen fuel cells, we continue to see near-term quarterly order lumpiness and experienced a softer quarter for order intake. Following almost $130 million in total new orders in the previous two quarters, Q2 net order intake was muted at $5.0 million, as certain customers deferred new orders into the second half of the year," continued Mr. MacEwen.

"We continue to focus on customers, product development programs and product cost reduction initiatives, advanced manufacturing and capacity planning, all while maintaining a strong balance sheet for long-term sustainability," Mr. MacEwen concluded.

Q2 2024 Financial Highlights
(all comparisons are to Q2 2023 unless otherwise noted)

•	Total revenue was $16.0 million in the quarter, up 4%.
•	Heavy Duty Mobility revenue of $13.2 million increased 55%, driven primarily by revenues from Ballard's Bus and Truck verticals, though partially offset by weaker revenue in the Rail vertical.
•	Stationary revenue of $1.7 million decreased 53%.
•	Emerging and Other Markets revenue of $1.2 million was down 65%.
•	Gross margin was (32%) in the quarter, a 5-point improvement from Q1 2024 and 11 points lower year-over-year, primarily as a result of revenue mix, including an increased proportion of revenue derived from fuel cell product revenue rather than higher margin technology solutions revenue.
•	Total Operating Expenses and Cash Operating Costs[1] were $36.2 million and $30.9 million, respectively, an increase of 2% and 0% respectively.
•	Net loss from continuing operations was ($31.5) million, or ($0.11) per share, compared to a net loss from continuing operations of ($28.2) million, or ($0.09) per share. The ($3.3) million change was driven primarily by changes in product mix.
•	Adjusted EBITDA[1] was approximately ($35.4) million, compared to ($34.2) million, a change of (3%).
•	Cash and cash equivalents were $678.0 million, a ($42.7) million decrease compared to $720.7 million at the end of Q1 2024.
•	Ballard received approximately $5.0 million in net new orders in Q2, and delivered orders valued at $16.0 million, resulting in an Order Backlog of approximately $169.5 million at end-Q2, a 6% decrease from the end of Q1 2024.
•	The 12-month Order Book was $75.5 million at end-Q2, a decrease of $4.2 million, or 5%, from the end of Q1 2024.
Order Backlog ($M)	Order Backlog at End-Q1 2024	Orders Received in Q2 2024	Orders Delivered in Q2 2024	Order Backlog at End-Q2 2024
Total Fuel Cell Products & Services	$180.5	$5.0	$16.0	$169.5

2024 Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue or net income (loss) guidance for 2024 is not provided. The Company expects revenue in 2024 will be heavily back-half weighted. We have reduced our 2024 Capital Expenditure2 guidance from a range of $50 million to $70 million to an updated range of $25 million to $40 million, reflecting management decisions to reduce and defer certain planned capital expenditures given slower market adoption. Total Operating Expense3 and Capital Expenditure2 guidance ranges for 2024 are as follows:

2024	Previous Guidance	Updated Guidance
Total Operating Expense[3]	$145 - $165 million	$145 - $165 million
Capital Expenditure[2]	$50 - $70 million	$25 - $40 million

Q2 2024 Financial Summary
(Millions of U.S. dollars)	Three months ended June 30
	2024	2023	% Change
REVENUE
Fuel Cell Products & Services:[4]
Heavy-Duty Mobility	$13.2	$8.5	55%
Bus	$11.0	$6.0	84%
Truck	$1.7	$1.0	70%
Rail	$0.0	$1.1	(100%)
Marine	$0.5	$0.4	15%
Stationary	$1.7	$3.5	(53%)
Emerging and Other Markets	$1.2	$3.3	(65%)
Total Fuel Cell Products & Services Revenue	$16.0	$15.3	4%
PROFITABILITY
Gross Margin $	($5.1)	($3.2)	(61%)
Gross Margin %	(32%)	(21%)	(11 pts)
Total Operating Expenses	$36.2	$35.6	2%
Cash Operating Costs[1]	$30.9	$31.0	(- %)
Equity loss in JV & Associates	($0.5)	($0.9)	44%
Adjusted EBITDA[1]	($35.4)	($34.2)	(3%)
Net Loss from Continuing Operations[4]	($31.5)	($28.2)	(12%)
Loss Per Share from Continuing Operations[4]	($0.11)	($0.09)	(20%)
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($25.5)	($21.6)	(18%)
Working Capital Changes	($9.6)	($6.1)	(57%)
Cash used by Operating Activities	($35.1)	($27.7)	(27%)
Cash and cash equivalents	$678.0	$815.1	(17%)

For a more detailed discussion of Ballard Power Systems' second quarter 2024 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Monday, August 12, 2024 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2024 operating results. The live call can be accessed by dialing 1-844-763-8274. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives and statements that describe any anticipated offering of securities under Ballard's Shelf Prospectus and Registration Statement or the filing of a Prospectus supplement. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans, achieving and sustaining profitability, Ballard's condition requiring anticipated use of proceeds to change and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes

[1] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.
Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.
[2] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows
[3] Total Operating Expenses refer to the measure reported in accordance with IFRS.
4 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$ 36,228	$ 37,576	$ 652
Stock-based compensation expense	(2,568)	(2,945)	377
Impairment recovery (losses) on trade receivables	(21)	(17)	(4)
Acquisition related costs	-	(85)	85
Restructuring and related (costs) recovery	(161)	(158)	(3)
Impact of unrealized gains (losses) on foreign exchange contracts	(126)	765	(891)
Depreciation and amortization	(2,436)	(2,150)	(286)
Cash Operating Costs	$ 30,916	$ 30,986	$ (70)
(Expressed in thousands of U.S. dollars)		Three months ended June 30,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$ (31,463)	$ (28,213)	$ (3,250)
Depreciation and amortization	3,749	3,169	580
Finance expense	590	262	328
Income taxes (recovery)	68	98	(30)
EBITDA	$ (27,056)	$ (24,684)	$ (2,372)
Stock-based compensation expense	2,568	2,945	(377)
Acquisition related costs	-	85	(85)
Finance and other (income) loss	(11,015)	(11,798)	783
Impairment charge on property, plant and equipment	-	-	-
Impact of unrealized (gains) losses on foreign exchange contracts	126	(765)	891
Adjusted EBITDA	$ (35,377)	$ (34,217)	$ (1,160)

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SOURCE Ballard Power Systems Inc.

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For further information: Further Information: Kate (Charlton) Igbalode +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 12-AUG-24